SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DIAMOND RESORTS INTERNATIONAL, INC.

(Name of Subject Company)

DIAMOND RESORTS INTERNATIONAL, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25272T 104

(CUSIP Number of Class of Securities)

Jared T. Finkelstein

Senior Vice President-General Counsel and Secretary

Diamond Resorts International, Inc.

10600 West Charleston

Boulevard, Las Vegas, Nevada

702-684-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barbara L. Becker, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 101669

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 14, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Diamond Resorts International, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Dakota Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Dakota Parent, Inc., a Delaware Corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $30.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2016, contained in the Tender Offer Statement on Schedule TO, dated July 14, 2016 filed by Parent and Purchaser with the SEC on July 14, 2016, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new paragraphs at the end of the section entitled “Extension of the Offer” on page 45 of the Schedule 14D9:

“On August 29, 2016, Purchaser, the Company and Parent agreed to further extend the Offer for a period of two (2) business days. The Offer, as previously extended, was scheduled to expire at 5:00 P.M., New York City time, on August 30, 2016. The Expiration Date of the Offer is extended to 5:00 P.M., New York City time on September 1, 2016, unless further extended. The Depositary has advised the Purchaser that, as of 5:00 P.M., New York City time, on August 26, 2016, 43,586,915 Shares were tendered pursuant to the Offer, which represented approximately 62.49% of the outstanding Shares. Purchaser, the Company and Parent expect that the closing of the Offer will occur promptly following the Expiration Date (as extended hereby).”

On August 29, 2016, Purchaser issued a press release announcing the extension of the tender offer, a copy of which is filed as Exhibit (a)(1)(I) to this Schedule 14D-9 and is incorporated herein by reference.”

ITEM 9. EXHIBITS.

The following is hereby added to the list of exhibits, following Exhibit No. (a)(1)(H) “Press Release, dated August 23, 2016.”:

Exhibit No.	Description

(a)(1)(I)	Press Release, dated August 29, 2016 announcing extension of tender offer deadline (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

DIAMOND RESORTS INTERNATIONAL, INC.

By:	/s/ Jared T. Finkelstein

Name:	Jared T. Finkelstein
Title:	Senior Vice President-General Counsel and Secretary

Date: August 29, 2016